VIA EDGAR

March 2, 2012

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-7010

RE:	Eagle Materials Inc.

Form 10-K for Fiscal Year Ended March 31, 2011

Filed May 26, 2011

Form 10-Q for Fiscal Quarter Ended December 31, 2011

Filed February 9, 2012

Response filed February 9, 2012

File No. 1-12984

Dear Mr. O’Brien:

This letter will serve as our response to the supplemental comments in your letter dated February 21, 2012, which relates to our supplemental response letter dated February 9, 2012 and your original letter dated January 5, 2012 in connection with your review of the Eagle Materials Inc. Form 10-K for the fiscal year ended March 31, 2011 and certain of our quarterly reports on Form 10-Q referred to therein.

Form 10-Q for Fiscal Quarter Ended December 31, 2011

Item 2. Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 18

Results of Operations, page 19

1.

As previously requested, please ensure you quantify the impact changes in volume and prices had on the increase or decrease in revenues, gross profit, and earnings before income taxes at the consolidated level and revenues and operating earnings at the reportable segment level, as required disclosure by Item 303(A)(3)(iii) of Regulation S-X. Please also quantify the impact other factors you attribute to the increase or decrease in revenues, gross profit, and earnings before income taxes at the consolidated level and revenues and operating earnings at the reportable segment level in accordance with Item

Mr. Terence O’Brien

Securities and Exchange Commission

March 2, 2012

303(A)(3)(i) of Regulation S-X. In your response letters dated January 18, 2012 (comment 2) and January 30, 2012 (comment 1), you agreed to provide the quantified information in future filings. However, it does not appear as though the quantified information has been provided in your December 31, 2011 Form 10-Q filed on February 9, 2012. Examples of areas in which you did not provide quantified information include:

•

Cost of goods sold and gross profit analysis at the consolidated level for the increased sales volumes, increased manufacturing expenses for the maintenance of your cement facilities and for the raw material costs related to fuel, power and recycled fiber, and increases in the sale of purchased cement in your Nevada market.

•	Income taxes at the consolidated level for the impact of state amnesty programs and the expiration of the statute of limitations for the 2004 through 2006 tax years.

•	Operating earnings for each of the reportable segments for each factor disclosed.

•	Revenues for the gypsum wallboard operations and concrete and aggregates operations for each factor disclosed.

Company Response

As you note, Item 303(a)(3)(iii) of Regulation S-K provides that:

To the extent that the financial statements disclose material increases in net sales or revenues, [the issuer must] provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

By its terms, this item of Regulation S-K relates to the effect on “net sales or revenues” of increases in “prices” or “the volume or amount of goods or services being sold.” We recognize that changes in prices and volumes also affect other line items in our results of operations, such as operating earnings. However, this effect on other line items is generally more indirect and may merely be derivative of the effect on revenues. Thus, we believe that in some cases the discussion and quantification of the effect of changes in prices and volumes on revenues is likely to provide the necessary information as to the effect on other line items as well. Nevertheless, we acknowledge the above comment and, in future filings, confirm that, where relevant and material, we will further enhance our discussion to quantify the impact changes in volume and prices had on the increase or decrease in revenues, gross profit, and earnings before income taxes at the consolidated level and revenues and operating earnings at the reportable segment level.

Mr. Terence O’Brien

Securities and Exchange Commission

March 2, 2012

We also confirm that, in accordance with Item 303(a)(3)(i) of Regulation S-K, we will further enhance our discussion to address and, where appropriate, quantify the impact of other factors (consisting of “infrequent events or transactions,” “significant economic changes” or “other significant components of revenues or expenses that, in [our] judgment, should be described”) which we recognize as materially contributing to an increase or decrease in our results of operations at the consolidated level and at the reportable segment level.

2.	As previously requested, please ensure the discussion and analysis of your operating results provide investors with a full understanding of all material factors impacting income/(loss) from continuing operations. While we note that you made an effort to provide investors with an understanding as to why there were changes in pricing in your recycled paperboard operations and why there were changes in your sales mix in your concrete and aggregates operations, it does not appear you discussed the facts and circumstances behind the changes in pricing, volumes and other factors disclosed for the other two reportable segments or at the consolidated level. Please refer to your response letter dated January 18, 2012 (comments 4 and 5), Item 303(a)(3) of Regulation S-K, and Section 501.12 of the Financial Reporting

Mr. Terence O’Brien

Securities and Exchange Commission

March 2, 2012

Company Response

We acknowledge the above comment and, in future filings, confirm that we will further enhance our disclosures to provide investors with a full understanding of all material factors impacting income/(loss) from continuing operations. We note, however, that in some cases, changes in prices and volumes are due to ordinary course fluctuations in supply and demand, and do not necessary reflect “significant economic changes” or other material factors as to which we expect we would be able to provide meaningful disclosure. We will, however, identify any “significant economic changes” or other material factors underlying these fluctuations.

Item 4. Controls and Procedures, page 30

3.	We note your response to comment 2 in our letter dated February 1, 2012, regarding the material weakness identified. Please confirm to us that you will disclose the change in your internal control over financial reporting that occurred during the fourth quarter of fiscal year 2012 to address the material weakness identified during this same quarter. Please also provide us with the disclosure that you intend to include in your next Form 10-K. Refer to Item 308(c) of Regulation S-K for guidance.

Company Response

This is our intended disclosure in the March 31, 2012 Form 10-K, assuming that the results of the Company’s and the independent auditors’ testing (which have not yet been completed), are as described below:

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have established a system of disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (“Exchange Act”), is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective.

Mr. Terence O’Brien

Securities and Exchange Commission

March 2, 2012

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control – Integrated Framework,” our management concluded that our internal control over financial reporting was effective as of March 31, 2012. The effectiveness of our internal control over financial reporting as of March 31, 2012, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Remediation Steps to Address Material Weakness

As previously disclosed in our Form 10-Q for the quarter ended December 31, 2011, management reevaluated the effectiveness of our internal control over financial reporting and identified a significant deficiency that rose to the level of a material weakness in our disclosure controls and procedures as of the end of the period covered by the unaudited interim financial statements for each of the fiscal quarters ended June 30, 2011, September 30, 2011 and December 31, 2011; therefore, management subsequently concluded that our disclosure controls and procedures were not effective at the end of the periods covered by these quarterly financial statements. The control weakness related to our use of metrics for determining materiality for interim periods in connection with correcting errors which relate to prior periods. Our controls were effective in the first quarter of 2012 in identifying, quantifying and disclosing an accrual required to be reversed to correct a prior year error; however, in determining the manner in which such accrual was reversed, we did not correctly evaluate or apply all of the relevant materiality metrics. The metrics we used for determining materiality were developed to assess materiality on an annual basis, and lacked precision for a quarterly review. No other material weaknesses were found.

As a result of the identification of a material weakness during the three month periods ended June 30, 2011, September 30, 2011 and December 31, 2011, we have enhanced our disclosure controls and procedures by revising the materiality metrics used in considering the proper method for correcting prior period errors in quarterly financial statements. We have formalized the process for evaluating the

Mr. Terence O’Brien

Securities and Exchange Commission

March 2, 2012

impact of prior period errors in the financial statements which will now require a quarterly quantitative and qualitative analysis of any identified errors for both the period during which the error was made and for the period the error is being corrected. This analysis will be completed by our Controller and reviewed by our Chief Financial Officer each quarter and presented to and discussed with the Company’s Disclosure Committee and the Audit Committee. We will require this analysis to consider the impact of the error correction on the trend of earnings, gross profit and earnings before income taxes. The analysis will also consider a range of qualitative factors, such as the impact on the trend of earnings for individual segments, the impact on the results compared to analyst’s consensus, and the impact, if any, on loan covenant compliance.

We believe these enhanced controls are sufficient to ensure a consistent measure of materiality between annual and quarterly periods in the future.

The effectiveness of any controls and procedures is subject to certain limitations, and, as a result, there can be no assurance that our controls and procedures will detect all errors or fraud. A control, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be attained.

We will continue to develop new policies and procedures as well as educate and train our employees on our existing policies and procedures in a continual effort to improve our internal control over financial reporting.

We also evaluated whether any changes occurred to our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, such control. Based on this evaluation, we have concluded that there have been no changes in our internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than the changes described above relating to our use of metrics for determining materiality for interim periods in connection with correcting errors which relate to prior periods. The changes described above relate only to our internal control over internal reporting for interim periods, and did not affect the processes or procedures we utilize in the preparation of financial statements for annual periods.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•

SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien

Securities and Exchange Commission

March 2, 2012

The Company understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporate Finance in their review of our filing or in response to the SEC’s comments on our filing.

Very truly yours,

D. Craig Kesler

cc:	Steven R. Rowley

James Graass

William Devlin